Exhibit 99.1

PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls, Québec J0A 1B0 Canada www.cascades.com	Phone: 819-363-5100 Fax: 819 363-5155

CASCADES CONSOLIDATES RESULTS OF THE GREENPAC MILL AND
INCREASES ITS OWNERSHIP STAKE IN THE CONTAINERBOARD COMPANY

Kingsey Falls, QC, April 5, 2017 — Cascades Inc. (TSX: CAS) is pleased to announce that results from the Greenpac Mill LLC (Greenpac) will now be included with the Company’s consolidated financial statements and operational results following changes to mill’s shareholder agreement.

“The change to the shareholder agreement is the result of a collaborative effort involving Cascades and our Greenpac Mill partners, the Caisse de dépôt et placement du Québec, Jamestown Container and Containerboard Partners. The modification will enable Cascades to better reflect our presence in the North American containerboard market in our public disclosures,” stated Cascades' President and Chief Executive Officer, Mario Plourde.

The consolidation, which is effective as of April 4, did not involve any financial consideration and will be reflected in the Company’ financial results beginning in the second quarter of 2017.

Cascades is pleased to separately announce that it has also increased its ownership stake in Greenpac from 59.7% to 62.5% following an unrelated acquisition of a minority stake in Containerboard Partners, one of Greenpac's shareholders, for an undisclosed amount.

Located in Niagara Falls, New York, the state-of-the-art Greenpac plant began operating in July 2013, and is considered to be amongst the most advanced in the industry in North America. Greenpac manufactures lightweight linerboard made with 100% recycled fibres on a machine that is 328 inches (8.33 metres) wide with an annual production capacity of 540,000 short tons.

About Cascades

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs 11,000 employees, who work in close to 90 production units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades' shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Media:	Investors:
Hugo D’Amours	Jennifer Aitken, MBA
Vice-President, Communications and Public Affairs	Director, Investor Relations
Cascades Inc.	Cascades Inc.
819-363-5164	514-282-2697
hugo_damours@cascades.com	jennifer_aitken@cascades.com

Website: www.cascades.com

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